Delaware

The First State

    I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "FUTURE MOBILITY COMPANY HOLDINGS, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF JULY, A.D. 2018, AT 1:24 O`CLOCK P.M.

    A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6981400 8100
SR# 20185745682

Authentication: 203105355
Date: 07-21-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:24 PM 07/19/2018
FILED 01:24 PM 07/19/2018
SR 20185745682 - File Number 6981400

CERTIFICATE OF INCORPORATION
OF
FUTURE MOBILITY COMPANY HOLDINGS, INC.

ARTICLE I.

The name of this corporation is Future Mobility Company Holdings, Inc. (the "*Corporation*").

ARTICLE II.

The name and address of the registered agent for service of process of the Corporation in the State of Delaware is Capitol Services, Inc., 1675 South State Street, Suite B, Dover, Kent County, Delaware 19901.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "*DGCL*").

ARTICLE IV.

This Corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares which the Corporation is authorized to issue is 10,000,000 shares, all of which shall be Common Stock, par value $0.00001 per share.

ARTICLE V.

A.   *Limitation of Director's Liability*. To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director of this Corporation shall not be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

B.   *Indemnification of Directors and Officers*. To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of, and advancement of expenses to, directors, officers, employees and other agents of this Corporation and any other persons to which the DGCL permits this Corporation to provide indemnification.

C.   *Repeal or Modification*. Any repeal or modification of this Article V, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of this Corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

ARTICLE VI.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the By-laws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VII.

Election of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII.

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE IX.

The name of the Corporation's incorporator is **Jose Ancer**, and the incorporator's mailing address is Egan Nelson LLP, 221 West Sixth Street, Suite 700, Austin, Texas 78701.

* * * * *

IN WITNESS WHEREOF, this Certificate of Incorporation has been signed by the incorporator of the Corporation on this ___July 19, 2018___ .

JOSE ANCER

DocuSigned by:

Jose Ancer

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